Exhibit 99.2

NYSE: FSM | TSX: FVI www.fortunasilver.com	NEWS RELEASE

Fortuna to release third quarter 2021 unaudited financial results on November 10, 2021;
Conference call at 12 p.m. Eastern time on November 12, 2021

Vancouver, October 25, 2021 -- Fortuna Silver Mines Inc. (NYSE: FSM) (TSX: FVI) announces that it will release its unaudited financial statements and MD&A for the third quarter of 2021 on Wednesday, November 10, 2021 after the market closes.

A conference call to discuss the financial and operational results will be held on Friday, November 12, 2021 at 9:00 a.m. Pacific time | 12:00 p.m. Eastern time. Hosting the call will be Jorge A. Ganoza, President and CEO, and Luis D. Ganoza, Chief Financial Officer.

Shareholders, analysts, media and interested investors are invited to listen to the live conference call by logging onto the webcast at: https://www.webcaster4.com/Webcast/Page/1696/43329 or over the phone by dialing in just prior to the starting time.

Conference call details:

Date: Friday, November 12, 2021

Time: 9:00 a.m. Pacific time | 12:00 p.m. Eastern time

Dial in number (Toll Free): +1. 888.506.0062

Dial in number (International): +1.973.528.0011

Entry code: 664594

Replay number (Toll Free): +1.877.481.4010

Replay number (International): +1.919.882.2331

Replay Passcode: 43329

Playback of the earnings call will be available until Friday, November 26, 2021. Playback of the webcast will be available until Saturday, November 12, 2022. In addition, a transcript of the call will be archived on the Company’s website at https://fortunasilver.com/investors/financial-reports/.

About Fortuna Silver Mines Inc.

Fortuna Silver Mines Inc. is a Canadian precious metals mining company with four operating mines in Argentina, Burkina Faso, Mexico and Peru, and an advanced development project in Côte d’Ivoire. Sustainability is integral to all our operations and relationships. We produce gold and silver and generate shared value over the long-term for our shareholders and stakeholders through efficient production, environmental protection, and social responsibility. For more information, please visit our website.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO, and Director

Fortuna Silver Mines Inc.

Investor Relations:

Carlos Baca | info@fortunasilver.com